SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

AMENDMENT NO. 2
to
SCHEDULE TO
 (RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NUVOX, INC.
(Name of Subject Company (Issuer))

NUVOX, INC.
(Names of Filing Persons (Issuer))

Options to purchase NuVox common stock, par value $.01 per share
(Title of Class of Securities)

    n/a
(underlying NuVox common stock, par value $.01 per share)
 (CUSIP Number of Class of Securities)

John P. Denneen, Esq.
Executive Vice President, Corporate Development
and Legal Affairs, and Secretary
NuVox, Inc.
16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017
(636) 537-5700
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
Denis P. McCusker, Esq.
Bryan Cave LLP
One Metropolitan Sq. Ste. 3600
St. Louis, Missouri 63102
(314) 259-2000

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$2,647.37	$0.53

*	Estimated solely for the purpose of calculating the amount of the filing fee. The filing fee assumes that options to purchase 264,737 shares of NuVox common stock having an aggregate value of $2,647.37 as of December 31, 2002, will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the par value of the underlying NuVox common stock. There is no current market for any of the shares.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[x]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    [ ]

        This Amendment No. 2 to Tender Offer Statement amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed by NuVox, Inc., a Delaware corporation ("NuVox"), on January 14, 2003, as amended by Amendment No. 1 thereto filed on February 7, 2003. The Schedule TO relates to the offer by NuVox to all holders of outstanding employee stock options to purchase shares of NuVox’s common stock ("Options") to exchange Options for stock appreciation rights granted under the NuVox 2002 Stock Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange dated January 14, 2003, as amended on February 7, 2003 (the "Offer to Exchange"), and in the related Letter of Transmittal and Stock Appreciation Rights Agreement. Copies of the Offer to Exchange, as amended February 7, 2003, the related Letter of Transmittal and Stock Appreciation Rights Agreement were previously filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1)(M), respectively, to the Schedule TO.

        The information set forth in the Offer to Exchange, including all schedules and annexes thereto, is hereby incorporated herein by reference in response to all items of this Schedule TO including all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below. Except as provided herein, this Amendment No. 2 does not alter the terms and conditions previously set forth in the Offer to Exchange, and should be read in conjunction with the Offer to Exchange.

        On February 14, 2003, NuVox sent a notice to all holders of Options announcing that it was extending the expiration date of the Offer from 5:00 p.m. Central Standard Time on February 13, 2003 to 5:00 p.m. Central Standard Time on February 21, 2003. A copy of the notice is filed with this Schedule TO as Exhibit (a)(1)(G).

Item 12. Materials to be Filed as Exhibits.

(a)(1)(A)	Offer to Exchange as amended February 7, 2003.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Withdrawal.*
(a)(1)(D)	Form of Letter from NuVox to the Option holders dated January 14, 2003.*
(a)(1)(E)	Form of Letter from NuVox to the option holders dated February 7, 2003.*
(a)(1)(F)	Script of presentation for informational conference calls with Option holders held on February 3 and 4, 2003.*
(a)(1)(G)	Form of notice from NuVox to the Option holders dated February 14, 2003 announcing extension of the Offer, filed herewith.
(b)	None.
(c)	None.
(d)(1)(A)	Securities Purchase Agreement dated as of July 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(B)	Amendment to Securities Purchase Agreement dated as of July 13, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(C)	Second Amendment to Securities Purchase Agreement dated as of August 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(D)	Agreement and Plan of Merger, dated as of July 9, 2002, by and between the registrant and NuVox Communications of Texas, Inc.*
(d)(1)(E)	Securities Purchase Agreement dated as of September 20, 2001, by and among the registrant and purchasers of Series D Preferred Stock and related warrants.*

2

(d)(1)(F)	Composite Conformed Copy of Amended and Restated Stockholders’ Agreement dated as of March 31, 2000, as amended as of September 20, 2001, July 9, 2002, and December 31, 2002, among the registrant and the stockholders of the registrant.*
(d)(1)(G)	Composite Conformed Copy of Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended as of September 20, 2001 and July 9, 2002, among the registrant and the stockholders of the registrant.*
(d)(1)(H)	Composite Conformed Copy of Shareholders Agreement dated August 14, 1998, as amended as of November 18, 1998, December 13, 1999, and September 20, 2001, by and among the registrant and its employee stockholders.*
(d)(1)(I)	NuVox, Inc. 1998 Stock Incentive Plan, as amended.*
(d)(1)(J)	NuVox/TriVergent Corporation Employee Incentive Plan.*
(d)(1)(K)	NuVox, Inc. 2001 Stock Incentive Plan.*
(d)(1)(L)	NuVox, Inc. 2002 Stock Incentive Plan.*
(d)(1)(M)	Form of Stock Appreciations Rights Agreement in connection with stock appreciation rights granted under our 2002 Stock Incentive Plan.*
(e)(1)(A)	NuVox, Inc. Series D Loan Program.*
(e)(1)(B)	Promissory Note executed by G. Michael Cassity in favor of the registrant in principal amount of $851,684.49.*
(f)	None.
(g)	None.
(h)	None.

* Previously filed.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVOX, INC.
By:	/s/ John P. Denneen
John P. Denneen Executive Vice President and Secretary

Dated: February 14, 2003

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange as amended February 7, 2003.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Withdrawal.*
(a)(1)(D)	Form of Letter from NuVox to the Option holders dated January 14, 2003.*
(a)(1)(E)	Form of Letter from NuVox to the Option holders dated February 7, 2003.*
(a)(1)(F)	Script of presentation for informational conference calls with Option holders held on February 3 and 4, 2003.*
(a)(1)(G)	Form of notice from NuVox to the Option holders dated February 14, 2003 announcing extension of the Offer, filed herewith.
(b)	None.
(c)	None.
(d)(1)(A)	Securities Purchase Agreement dated as of July 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(B)	Amendment to Securities Purchase Agreement dated as of July 13, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(C)	Second Amendment to Securities Purchase Agreement dated as of August 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(D)	Agreement and Plan of Merger, dated as of July 9, 2002, by and between the registrant and NuVox Communications of Texas, Inc.*
(d)(1)(E)	Securities Purchase Agreement dated as of September 20, 2001, by and among the registrant and purchasers of Series D Preferred Stock and related warrants.*
(d)(1)(F)	Composite Conformed Copy of Amended and Restated Stockholders’ Agreement dated as of March 31, 2000, as amended as of September 20, 2001, July 9, 2002, and December 31, 2002, among the registrant and the stockholders of the registrant.*
(d)(1)(G)	Composite Conformed Copy of Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended as of September 20, 2001 and July 9, 2002, among the registrant and the stockholders of the registrant.*
(d)(1)(H)	Composite Conformed Copy of Shareholders Agreement dated August 14, 1998, as amended as of November 18, 1998, December 13, 1999, and September 20, 2001, by and among the registrant and its employee stockholders.*
(d)(1)(I)	NuVox, Inc. 1998 Stock Incentive Plan, as amended.*
(d)(1)(J)	NuVox/TriVergent Corporation Employee Incentive Plan.*
(d)(1)(K)	NuVox, Inc. 2001 Stock Incentive Plan.*
(d)(1)(L)	NuVox, Inc. 2002 Stock Incentive Plan.*
(d)(1)(M)	Form of Stock Appreciations Rights Agreement in connection with stock appreciation rights granted under our 2002 Stock Incentive Plan.*
(e)(1)(A)	NuVox, Inc. Series D Loan Program.*
(e)(1)(B)	Promissory Note executed by G. Michael Cassity in favor of the registrant in principal amount of $851,684.49.*
(f)	None.
(g)	None.
(h)	None.

*Previously filed.